UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2019
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-13221

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE 401(k) STOCK PURCHASE PLAN
FOR EMPLOYEES OF CULLEN/FROST
BANKERS, INC. AND ITS AFFILIATES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CULLEN/FROST BANKERS, INC.
111 W. Houston Street
San Antonio, TX 78205
Telephone Number: (210) 220-4011

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates
Financial Statements
and Supplemental Schedule
As of December 31, 2019 and 2018 and for the year ended December 31, 2019

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 1986.
San Antonio, TX
June 25, 2020

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates
Statements of Net Assets Available for Benefits
(Dollars in thousands)

	December 31,
	2019	2018
Assets
Participant-directed investments, at fair value	$886,302	$512,005
Receivables:
Employer contributions	13,511	935
Participant contributions	775	650
Notes receivable from participants	14,347	14,498
Due from brokers	—	249,449
Transfer receivable from the Cullen/Frost Profit Sharing Plan	—	12,090
Net assets available for benefits	$914,935	$789,627
See accompanying Notes to Financial Statements.

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2019
(Dollars in thousands)

Additions:
Interest income on notes receivable from participants	$620
Dividend and interest income on investments	43,226
Contributions:
Employer	28,907
Participant	23,090
Participant roll-overs	4,477
Net appreciation in fair value of investments	99,950
Total additions	200,270
Deductions:
Benefits paid to participants	74,813
Administrative fees	149
Total deductions	74,962
Net change	125,308
Net assets available for benefits:
Beginning of year	789,627
End of year	$914,935
See accompanying Notes to Financial Statements.

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates

Notes to Financial Statements
December 31, 2019 and 2018
(Table amounts in thousands)
1. Significant Accounting Policies
Basis of Presentation. The accounting records of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates (the “Plan”) are maintained on the accrual basis of accounting.
Investments. The Plan’s investments are composed of common stock of Cullen/Frost Bankers, Inc. (“CFBI”) and mutual funds. Investments in CFBI common stock and mutual funds are stated at fair value based on quoted market prices on the valuation date. Changes in fair value and gains and losses on the sale of investment securities are reflected in the statements of changes in net assets available for benefits as net appreciation or depreciation in fair value of investments.
Purchases and sales of securities are recorded on the trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.
Notes Receivable from Participants. Notes receivable from participants are reported at the unpaid principal balance plus accrued interest on the loan. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the Plan administrator, CFBI, deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Administrative Expenses. Certain administrative expenses of the Plan are paid by CFBI.
Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
2. Merger of Employee Benefit Plans and Change in Record-Keeper
On December 31, 2018, the Cullen/Frost Profit Sharing Plan (the “Profit Sharing Plan”) was merged with and into the Plan. On December 31, 2018, Profit Sharing Plan assets totaling $164.2 million were transferred into the Plan and are included in the accompanying Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2018. In addition, on December 31, 2018, Fidelity Workplace Solutions replaced Massachusetts Mutual Life Insurance Company as the Plan's record-keeper. In connection with this merger and the change in record-keeper, certain investments held in the Plan and the Profit Sharing Plan totaling $249.4 million were sold on December 31, 2018 and are reported as due from brokers in the accompanying Statement of Net Assets Available for Benefits as of December 31, 2018. These funds were subsequently received on January 2, 2019 and were invested in various investments offered under the Plan.
3. Description of the Plan
The following is a general description of the Plan. Participants should refer to the online summary of the Plan for a more complete description of the Plan’s provisions.
General. The Plan is a defined contribution plan qualified under Section 401(a) of the Internal Revenue Code (IRC) and generally covers full and part time employees who complete 30 consecutive days of service and are scheduled to work more than 1,000 hours in the next 12 consecutive months. The Plan has certain profit sharing components which cover employees of CFBI and participating affiliates who have completed one year of service and are aged 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.
Contributions and Investment Options. With regard to 401(k) contributions, eligible employees are automatically enrolled to have a specified portion of their compensation (currently 6%) contributed to the Plan on their behalf. Employees may change or suspend this contribution election at any time. Participating employees may elect to contribute an amount not less than 2% and not exceeding 50% of their compensation, limited by 401(k) regulations. Participants may direct investments of their accounts into various investment options offered by the Plan. Participants are able to invest their contributions in these funds in 1% increments. Participants must make 401(k) contributions to the Plan to receive a CFBI matching contribution. CFBI matches 100% of each participant’s contributions up to 6% of each participant’s annual compensation. The match is initially invested in the common stock of CFBI. Each participant may elect to direct the investment of the matching contributions into other allowed investment options by electing to make investment transfers after the CFBI common stock contributions are allocated to the participant’s account.

CFBI may also make annual profit sharing contributions to eligible participants. These profit sharing contributions are discretionary and include (i) the variable base contribution and (ii) the age-related contribution. The variable base contribution is made at the sole discretion of the board of directors of each CFBI affiliated company that has designated a variable base contribution for the Plan year. The variable base contribution is allocated to all eligible participants based on a uniform percentage of their eligible compensation. The age-related contribution is made at the sole discretion of the board of directors of each CFBI affiliated company that has designated an age-related contribution for the Plan year. The age-related contribution can only be made if a variable base contribution is made during the Plan year. The age-related contribution is determined as a percentage of each participant’s compensation based on age. Eligible participants who have attained the age of 30, but are less than age 40 receive an age-related contribution of 1%, while those who have attained the age of 40, but are less than age 50 receive an age-related contribution of 2% and those who have attained the age of 50 or more receive an age-related contribution of 3%. Profit sharing employer contributions totaled $12.4 million in 2019 and were comprised of a variable base contribution of $6.2 million and an age related contribution of $6.2 million.
Participant Accounts. Each participant’s account is credited with the participant’s contributions and allocations of (i) CFBI’s contributions and (ii) Plan earnings and charged with applicable expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting. Participants are immediately vested in all non-profit sharing related contributions (both those made by the participant and by CFBI) plus actual earnings thereon. Profit sharing contributions vest when participants reach three years of service.
Participant Loans and Withdrawals. Participants may borrow from the eligible portion (non-profit sharing related amounts) of their fund accounts a minimum of $500 up to a maximum of $50,000, reduced by the highest amount of any loan outstanding within the previous twelve months, or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through semimonthly payroll deductions. Subject to Internal Revenue Service (“IRS”) limitations, participants may make hardship withdrawals from a portion of their 401(k) contributions to pay for an immediate and heavy financial need.
Payment of Benefits. In the event of termination of employment, disability, retirement or death, the participant’s account will be distributed to the participant or the participant’s beneficiary, in the event of death, according to Plan terms. The payment shall equal the amount of the participant’s vested account in the Plan.
Plan Termination. Although it has not expressed any present intent to do so, CFBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
4. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits as reported in the accompanying financial statements to net assets as reported in the Plan’s Form 5500 as of December 31, 2019 and 2018:

	December 31,
	2019	2018
Net assets available for benefits	$914,935	$789,627
Less: Contributions receivable
Transfer receivable from Profit Sharing Plan	—	(12,090)
Employer	(13,511)	(935)
Participant	(775)	(650)
Net assets as reported on Form 5500	$900,649	$775,952

The following is a reconciliation of net increase in net assets available for benefits as reported in the accompanying financial statements to net income as reported in the Plan’s annual report Form 5500 for the year ended December 31, 2019:

Net increase in net assets available for benefits	$125,308
Less: Contributions receivable as of December 31, 2019
Employer	(13,511)
Participant	(775)
Plus: Contributions receivable as of December 31, 2018
Employer	935
Participant	650
Transfer receivable from Profit Sharing Plan	12,090
Net Income as reported on Form 5500	$124,697
5. Income Tax Status
The Plan has received a determination letter from the IRS dated June 27, 2014, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended and restated, is qualified and related trust is tax-exempt.
U.S. generally accepted accounting principles require the Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2019, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6. Party-In-Interest Transactions
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. Accordingly, transactions conducted by the trustee and custodian, Fidelity Management Trust Company; the record-keeper, Fidelity Workplace Solutions; and CFBI and its affiliates, qualify as party-in-interest transactions.
Plan assets are held and invested by the trustee. The record-keeper performs various services for the benefit of participants and CFBI. Certain administrative functions are performed by employees of CFBI or its affiliates; however, no such employees receive compensation from the Plan. Certain other administrative expenses are paid directly by CFBI.
7. Risks and Uncertainties and Recent Developments Related to COVID-19
The Plan provides for various investments in common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying Statements of Net Assets Available for Benefits and in participant account balances.
The United States has been recently impacted by the on-going outbreak of COVID-19. In March 2020, COVID-19 was declared a pandemic by the World Health Organization and a national emergency by the President of the United States. Subsequent to year end, the COVID-19 pandemic has resulted in substantial volatility in the global financial markets. As a result, the Plan’s investments have incurred a significant decline in their fair value since December 31, 2019. Because the value of the Plan’s investments have and will fluctuate in response to changing market conditions, the amount of losses, if any, that will be recognized in subsequent periods, cannot be determined.
The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), was enacted on March 27, 2020 in response to the COVID-19 pandemic. Among other things, provisions of the CARES Act (i) allow for increased withdrawal limits, (ii) eliminate certain early-withdrawal penalties and withholding requirements, (iii) temporarily waive required minimum distributions and (iv) temporarily expanded cap limitations on loans and allowed for the temporary deferral of loan payments.

8. Fair Value Measurements
The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. Accounting Standards Codification (ASC) Topic 820 “Fair Value Measurements and Disclosures” establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy includes (i) Level 1 inputs that are unadjusted quoted prices in active markets for identical assets or liabilities, (ii) Level 2 inputs that are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly and (iii) Level 3 inputs that are unobservable inputs for determining the fair values of assets or liabilities that reflect assumptions that market participants would use in pricing the assets or liabilities.
All investments held by the Plan during the reported periods, as summarized in the table below, are considered Level 1 investments under the fair value hierarchy as fair value is based on quoted prices in active markets.

	December 31,
	2019	2018
Common stock	$288,498	$253,658
Mutual funds	597,804	258,347
Total investments	$886,302	$512,005

Supplemental Schedule

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates
EIN: 74-1751768 Plan No.: 003
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2019
(Dollar and share amounts in thousands)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Current Value
Common Stock
*Cullen/Frost Bankers, Inc.	2,950	shares	$288,498
Mutual Funds
American Funds AMCAP R6	1,307	shares	44,425
American Funds Balanced R6	1,602	shares	45,678
DFA Large CAP International I	1,124	shares	26,595
Dodge & Cox Stock	52	shares	10,131
*Fidelity 500 Index	499	shares	55,884
*Fidelity Emerging Markets Index	826	shares	9,069
*Fidelity Freedom Index 2020 IPR	1,703	shares	25,386
*Fidelity Freedom Index 2025 IPR	1,421	shares	23,415
*Fidelity Freedom Index 2030 IPR	704	shares	12,040
*Fidelity Freedom Index 2035 IPR	594	shares	10,934
*Fidelity Freedom Index 2040 IPR	563	shares	10,281
*Fidelity Freedom Index 2045 IPR	406	shares	7,684
*Fidelity Freedom Index 2050 IPR	348	shares	6,600
*Fidelity Freedom Index 2055 IPR	305	shares	4,760
*Fidelity Freedom Index 2060 IPR	2	shares	33
*Fidelity Freedom Index 2065 IPR	1	shares	6
*Fidelity Freedom Index Income IPR	966	shares	11,446
*Fidelity Small Cap Index Fund	1,069	shares	22,478
*Fidelity Money Market GOVT INST	50,632	shares	50,632
Invesco Real Estate Fund R6	457	shares	10,018
John Hancock Disciplined Value Mid Cap Fund	1,110	shares	24,718
MFS Value Fund R6	739	shares	32,811
PIMCO Real Return Fund	528	shares	5,939
T Rowe Price Mid Cap Growth Fund	416	shares	39,669
Victory Sycamore Small Company Opportunity Fund	209	shares	9,545
*Frost Growth Equity Fund	3,328	shares	45,097
*Frost Low Duration Bond Fund	1,179	shares	12,136
*Frost Total Return Bond Fund	3,903	shares	40,394
			597,804
Total Investments			$886,302

*Participant Loans	Interest rates ranging from 3.25% to 8.75%; varying maturity dates		$14,347

*Denotes party-in-interest

Signatures
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates

Date:	June 25, 2020	By:	/s/ Annette Alonzo
Plan Administrator, Plan Chief Executive Officer and Plan Chief Financial Officer (Duly Authorized Officer)

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

32.1	Section 1350 Certification